SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2005

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

RELEVANT FACT

     BRASKEM S.A. (“Braskem”), PETRÓLEO BRASILEIRO S.A. - PETROBRAS (“Petrobras”), ODEBRECHT S.A. (“Odebrecht”), PETROBRAS QUÍMICA S.A. – PETROQUISA (“Petroquisa”), NORDESTE QUÍMICA S.A. – NORQUISA (“Norquisa”) and ODBPAR INVESTIMENTOS S.A. (“ODBPAR”), in accordance with Brazilian Securities Commission Instruction No. 358/02, inform their respective shareholders and the market as follows:

OPTION FOR PETROQUISA TO INCREASE ITS OWNERSHIP INTEREST IN THE SHARE CAPITAL OF BRASKEM

     As was previously disclosed to the market, on April 29, 2005, Odebrecht, Norquisa, ODBPAR and Petroquisa entered into a Second Amendment to the Memorandum of Understanding regarding Shareholders Agreement, with Braskem and Petrobras as intervening parties (the “Second Amendment”), pursuant to which Petroquisa was granted an option (the “Option”) to increase its ownership interest in the voting share capital of Braskem to up to 30% through a subscription for newly issued common shares of Braskem (the “Option Shares”).

     On the date hereof, prior to the expiration of the deadline set forth in the Second Amendment, Petroquisa designated the following assets to be subject to an appraisal process as consideration for the issuance of the Option Shares, if Petrobras elects to exercises the Option:

(i)	15.63% of the total share capital of Copesul – Companhia Petroquímica do Sul;

(ii)	85.04% of the total share capital of Petroquímica Triunfo S.A.; and

(iii)
40.0% of the total share capital of Petroquímica Paulínia S.A., a company that was formed for the purpose of building and operating a 300,000 ton polypropylene plant in Paulínia, São Paulo, as described in a Relevant Fact issued by Braskem and Petroquisa on June 22, 2005.

     Odebrecht has accepted the designation of these assets by Petroquisa, as contemplated in the Second Amendment.

     The parties have also agreed to extend the final deadline for the exercise of the Option from December 31, 2005 to March 31, 2006. The other provisions of the Second Amendment will remain unchanged, as described in the Relevant Fact dated April 29, 2005.

São Paulo, September 29, 2005

Paul Altit
Director of Investor Relations
Braskem S.A.

Almir Guilherme Barbassa
Chief Financial Officer and Director of Investor Relations

Paulo Roberto Costa
Downstream Director
Petróleo Brasileiro S.A. - Petrobras

Maria das Graças Silva Foster
Chief Executive Officer and Director of Investor Relations
Petrobras Química S.A.

Pedro Augusto Ribeiro Novis
Chief Executive Officer
Odebrecht S.A.

Ruy Lemos Sampaio
Chief Executive Officer
Nordeste Química S.A. - Norquisa

Pedro Augusto Ribeiro Novis
Chief Executive Officer
ODBPAR Investimentos S.A.

FORWARD-LOOKING STATEMENT DISCLAIMER

This press release contains statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the operations and business environments of Braskem and its subsidiaries that may cause the actual results of the companies to be materially different from any future results expressed or implied in such forward-looking statements.

Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the risks and uncertainties set forth from time to time in Braskem's reports filed with the United States Securities and Exchange Commission. Although Braskem believes that the expectations and assumptions reflected in the forward-looking statements are reasonable based on information currently available to Braskem’s management, Braskem cannot guarantee future results or events. Braskem expressly disclaims a duty to update any of the forward-looking statements.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2005

BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.